KPMG

KPMG LLP 303 East Wacker Drive Chicago, IL 60601-5212

June 25, 2008

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Merge Healthcare Incorporated and, under the date of March 31, 2008, we reported on the consolidated financial statements of Merge Healthcare Incorporated as of and for the years ended December 31, 2007 and 2006 and the effectiveness of internal control over financial reporting as of December 31, 2007. On June 24, 2008, we were dismissed. We have read Merge Healthcare Incorporated’s statements included under Item 4.01 of its Form 8-K dated June 24, 2008, and we agree with such statements, except that we are not in a position to agree or disagree with Merge Healthcare Incorporated’s 1) process or involvement of the audit committee; 2) stated reason for changing principal accountants; or 3) statements in Item 4.01(b).

Very truly yours,

/s/ KPMG LLP

KPMG LLP